Exhibit 99.1
Leslie Goodman
Chairman
I have pleasure in enclosing our 2006 financial statements.
The encouraging signs seen in 2005 were sustained into 2006 with year-on-year revenue showing a 63% increase. This growth continues to be fuelled by the performance of our UK retail business. It is now our challenge and aim to continue to grow our existing retail business, while also creating value through a successful re-launch of the company’s wholesale business and focussing on potential market opportunities such as for co-location and hosting.
UK Retail
Strong retail sales continued in 2006, with a 64% increase in retail revenue growth by comparison to 2005. In order to support and facilitate this, additional resources were allocated in 2006 to improve the company’s service delivery and fault management capabilities; this has helped us to ensure that our customer churn levels remain below what we consider to be the industry average.
The development of our indirect channel to market continues, with the channel now accounting for approximately one-half of our average monthly sales.
Wholesale
Last year I reported on the efforts we were undertaking to maximise value from our network assets — and on how these had led to the sale of certain of those assets to the Global Voice group, a sale which concluded in June 2006.
As well as providing an immediate cash injection of €18.5m (approximately US$23.7m) and a commitment from Global Voice to share in certain of our ongoing network costs, the transaction also opened up to us market opportunities through our acquisition from Global Voice of metropolitan network assets. Following the transaction, a new wholesale business strategy was developed, designed in particular to maximise these market opportunities and to offer new products at competitive market pricing — our ability to offer such products and pricing being dependent, in large part, on an upgrade of our network infrastructure through investment in new backbone DWDM optical electronics.
The business strategy was approved by the Board in December 2006 and the related investment and upgrade of the network completed in April of this year. The new electronics, installed on the sections of the network connecting London/Paris/Frankfurt/Amsterdam, have enabled us to sell, at market competitive pricing, the 2.5Gbit/s and 10Gbit/s wavelength services increasingly sought by customers.
We began marketing of the new wholesale product portfolio in March under our new VTLWavenet brand name, with additional sales staff being recruited in the UK, France, The Netherlands and Germany.
Financial position
In the fiscal year ended 31 December 2006, our revenues grew to $33.5 million (2004 – $20.6 million) resulting in a lower operating loss of $36.3 million (2004 – $54.9 million) and a lower net loss of $49.5 million (2004 – $63.5 million).
The growth in revenue derived primarily from organic growth in our UK sales but also, in part, to the recognition of annual income arising from the Global Voice transaction. The ongoing losses reflect, in large part, our continuing investment in the retail business, building increased market share and the strength of the Viatel brand, as well as the substantial continuing costs of maintaining and operating the network.
In view of our losses the Company remains reliant upon the continued support of our principal investors to fund its operations. In 2006 and to date in 2007, the investors provided an additional aggregate US$47.8 million by way of debt financing through the purchase of further Increasing Rate Senior Secured Promissory Notes due July 2008.
On the basis of current cash flow expectations, we will require further financing in order to fund our future operations. We anticipate discussing these requirements with our investors before the end of the year with a view to agreeing a refinancing of the existing debt facilities.

Board and Employees
The business of the Company is managed by its Board of Directors. The Board currently comprises the Chairman, the Chief Executive Officer and five non-executive Directors. Biographical details of the Directors are set out in Appendix A to this letter. At the forthcoming Annual General Meeting (“AGM”) the re-appointment of the current members of the Board will be considered, with the exception of Iain Burnett who was (and remains) appointed by the investors as an ‘Investor Designee Director’under the terms of the Company’s Bye-Laws.
The Directors would like, once again, to express their appreciation for the considerable efforts of all our staff, and for their contribution to the development of the group.
2007 Annual General Meeting
Enclosed with this letter is the Notice of the Company’s AGM which will be held at the offices of Appleby, Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda at 11.00am (Bermuda time) on Wednesday, 5 December 2007. Also accompanying this letter are the auditor’s report and financial statements for the year end 31 December 2006, which will be laid before the AGM. The enclosed auditor’s report and financial statements were completed earlier this year and were filed, as part of the Company’s reporting obligations, with the United States Securities and Exchange Commission under Form 20-F. The complete Form 20-F can be viewed on our website: www.viatel.com within the financial community pages.
The Board considers that all of the Specified Resolutions set out in the enclosed Notice are in the best interests of the Company and they recommend that shareholders vote FOR all the Specified Resolutions. Whether or not you are personally able to attend the AGM, please complete, sign, date and return the enclosed proxy form in the pre-addressed envelope as soon as possible. Signing and returning the proxy form will not prevent you from attending and voting in person at the AGM.

Leslie Goodman
Chairman
November 2, 2007

Appendix A
Chairman
Leslie D. Goodman
Mr Goodman has served as our non-executive Chairman since April 2003. Prior to assuming such position, Mr Goodman served as a Director of the Company since July 2002. Mr Goodman is a UK qualified non-practicing solicitor who has spent over 30 years in the investment banking and insurance industries. He has been a director of investment banks Hill Samuel and Barclays de Zoete Wedd, and Chief Executive Officer of ACE Global Markets, the UK business of ACE Limited, the Bermuda based NYSE listed insurance group. He currently serves as a director of a number of other companies.
Chief Executive Officer
Lucy Woods
Mrs Woods has served as our Chief Executive Officer since May 2003. Mrs Woods has over 20 years of telecommunications experience in the UK and European markets. From 1999 to 2003, she was Senior Vice President for MCI Europe, Middle East and Africa. Prior to that, she was a senior executive at British Telecom, where she held the posts of CEO of British Telecom Northern Ireland and the Republic of Ireland. Mrs Woods was a member of the Patten Commission for Policing in Northern Ireland.
Non-Executive Directors
S. Dennis Belcher
Mr Belcher has served as a Director of the Company since August 2002. Mr Belcher has 44 years of experience in banking in the United Kingdom, United States and Canada. At the time of his retirement in March 2002, he was Executive Vice President, Credit and Risk Management and a member of the Loan Policy Committee at The Bank of Nova Scotia. Mr Belcher’s other directorships include Rand McNally and Company and Stelco Inc., a publicly listed Canadian steel company. Mr Belcher is an Associate of the Institute of Bankers (UK), a graduate of the Stonier School of Banking and a Fellow of the Insolvency Institute of Canada.
Didier Delepine
Mr Delepine has served as a Director of the Company since December 2005. He has had a distinguished career in the telecommunications industry culminating in his role as President and Chief Executive Officer of Equant N.V., a leading provider of data, global networking and managed communications solutions for multinational organizations. Prior to Equant, Mr Delepine occupied several executive positions with SITA, the network and IT services provider to the airline industry. Until recently, Mr Delepine served on the Board of Eircom Group plc; he is currently advising Ciena, an optical equipment manufacturer. He is also a director of Orbcomm Inc, a satellite network operator, and of Mercator Partners, a Virginia based telecommunications venture.
Thomas Doster
Mr Doster has served as a Director of the company since August 2002. He is the Managing Director in the Principal Investment Group at Morgan Stanley & Co. and was the Chairman of the Viatel, Inc. creditors’committee. Mr Doster has over 15 years experience in the fields of High Yield and Distressed Debt at Morgan Stanley & Co. and Goldman, Sachs & Co.
Kevin Power
Mr Power has served as a Director of the Company since October 2002. He was Chairman of ECTA, the European Competitive Telecommunications Association from 2002 to 2007, and has been Chairman of the Supervisory Board of OneAccess since 2005. Mr Power was previously a member of the Board of Universal Access, Inc. from 2000-2003. He has over 20 years experience as a senior telecommunications executive in a number of companies, including GTS, Orion Network Systems and Intelsat.
Investor Designee Director
Iain Burnett
Mr Burnett has served as a Director of the Company since December 2005. He is a senior analyst at Morgan Stanley in London and has 19 years of experience in the European private equity, restructuring and distressed debt markets. Since 2003, Mr Burnett has worked for Morgan Stanley where he is responsible for European Special Situations Investments.